                                                                                Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 22, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John F. Kernan

Re:	Funds Listed in Appendix A

Dear Mr. Kernan,

On behalf of the funds listed in Appendix A hereto (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission, provided by you to Shaina Maldonado by telephone on July 2, 2024. The Staff's comments related to (i) amendments to Form N-PORT that were filed by certain of the Funds on April 10, 2024, and (ii) an amended Form N-CSR filed by one of the Funds on March 7, 2024.

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

All Funds

1.	Staff Comment: A number of the Funds, including, for example, the Sustainable U.S. Equity Portfolio, filed amendments to their Form N-PORT on April 10, 2024 for the December 31, 2023 reporting period. However, these Funds did not update the signature date of the signing officer to reflect the amendment's filing date, and additionally referenced a different Bank of New York Mellon registrant. Please supplementally provide the reason for the amended N-PORT filings, and additionally update the signature section and re-file the corrected N-PORT for each fund.

Response: The Fund advises on a supplemental basis that the purpose of the amended Form N-PORT filings was to reflect updates to certain of the security holdings listed in Part C of the applicable Funds' respective Form N-PORTs of which management became aware. With respect to the signature section, the applicable Funds confirm that they will file an amended Form N-PORT to correct the above-referenced typographical errors and that, going forward, any future amended filings by the Funds on Form N-PORT will be dated as of the amendment's filing date rather than the date of the original Form N-PORT filing.

BNY Mellon Sustainable U.S. Equity Portfolio, Inc. Only

2.	Staff Comment: The Staff also notes that BNY Mellon Sustainable U.S. Equity Portfolio, Inc. filed an amended Form N-CSR on March 7, 2024 to correct a typographical error with respect to the dates of the certification exhibits, but did not update the signature date of the certifying officers on the amended N-CSR filing itself. Please confirm that disclosure control procedures either reflect this requirement, or will be updated to address this requirement.

Response: The Fund confirms on a supplemental basis that its disclosure control procedures for filings on Form N-CSR reflects the requirement that the Fund's President and Treasurer (collectively, the "Certifying Officers") must certify in each report filed or submitted under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), that, among other things, the Certifying Officers have presented in that report their conclusions about the effectiveness of the internal controls over financial reporting based on the Certifying Officers' evaluation as of that date, as well as the requirement that each such report that contains financial statements must also be accompanied by a written statement of the Certifying Officers certifying that the report fully complies with the requirements of Section 13(a) or 15(d) of the 1934 Act and fairly presents, in all material respects, the financial condition and results of operation of that Fund. The Fund further confirms on a supplemental basis that the above-referenced typographical errors were inadvertent and that, going forward, the Fund will update the signature dates of the Certifying Officers on both the certification exhibits and the amended Form N-CSR filing itself as of the amendment's filing date, rather than the filing date of the original Form N-CSR.

* * * * *

Should you have any questions or comments, please feel free to contact the undersigned at 212.969.3357 (dstephens@proskauer.com).

Very truly yours,

/s/ David Stephens

David Stephens

cc: Peter Sullivan

Sarah Kelleher

Amanda Quinn

       APPENDIX A

CIK	File #	Registrant Name	Series ID	Series Name
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002779	Midcap Stock Portfolio
0000890064	811-07044	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.	S000001910	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001912	Appreciation Portfolio
0000799295	811-04813	BNY Mellon Investment Funds I	S000011502	BNY Mellon Global Fixed Income Fund
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001923	Government Money Market Portfolio
0000053808	811-00524	BNY Mellon Investment Funds III	S000000317	BNY Mellon High Yield Fund
0000846800	811-05719	BNY Mellon Stock Index Fund, Inc.	S000001911	BNY Mellon Stock Index Fund, Inc.
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002780	Small Cap Stock Index Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001917	Opportunistic Small Cap Portfolio
0000813383	811-05125	BNY Mellon Variable Investment Fund	S000001919	Growth and Income Portfolio
0001056707	811-08673	BNY Mellon Investment Portfolios	S000002781	Technology Growth Portfolio